

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2014

Via E-mail
Jeff Glasse
Chief Executive Officer
Kogeto, Inc.
51 Wooster Street, 2nd Floor
New York, NY 10013

Re: Kogeto, Inc.
Amendment No. 2 to Form 8-K
Filed June 20, 2014
File No. 000-51997

Dear Mr. Glasse:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to the comments, we may have additional comments.

Merger Agreement, page 1

1. Regarding your response to prior comment 2:
    *   Please show us how you reconcile your disclosure regarding your former CEO's return of 5,827,246 shares with the number of shares your pre-merger filings with the Commission disclose as owned by your former CEO.
    *   Given that section 5.11 of the merger agreement appears to indicate that the sale of your existing business was a condition to the merger, please provide us your analysis of applicable law supporting your conclusion that a share vote approving the sale of that business was not necessary. Cite all authority on which you rely. If there are uncertainties regarding whether shareholder approval was required which generate material risks for the company given the absence of shareholder approval, please disclose those risks.

2.   Please disclose the rights granted to Baytree under the merger agreement. In appropriate section of your document, identify the director designated by Baytree. In this regard, please reconcile the date of the Baytree agreement disclosed on pages 48 and 50.

3.   Please tell us how the amount due to stockholders reflected on the balance sheet of the Form 10-K that you filed in May was addressed during the merger.

Expansion of Board of Directors; Management, page 2

4.   Please file as an exhibit the amended by-laws that you reference in this section. Please also tell us how your current board size is consistent with section 5.9 of the Agreement and Plan of Merger.

Employment Agreements, page 3

5.   Please reconcile the option amounts disclosed here with the amounts shown in exhibit 10.11 to this filing.

The Merger, page 4

6.   We note your disclosure that there were no material relationships between you and Kogeto before the merger. Please expand to address the loans that Kogeto received from Northeast Automotive before the merger as mentioned on pages F-7 and F-14 of exhibit 99.1. Provide information regarding where Northeast Automotive acquired the funds to loan, the amount of the funds, the material terms of the loan to Kogeto, and Kogeto's use of proceeds of the loaned funds including the amount used for payments to related parties. Also address the extent to which you issued your shares in your unregistered common stock offering upon conversion of Kogeto debt before the merger was effective.

Overview of our Business, page 5

7.   Your response to prior comment 4 does not provide an analysis of whether you qualify as an "emerging growth company." Please provide us with this analysis and, as applicable, revise to include the disclosures outlined in the prior comment.

Our Product Line, page 5

8.   Refer to your revisions in response to prior comment 9 regarding when new products will be released. Please provide us your analysis of whether, for investors to adequately evaluate these statements, you must disclose the extent of the accuracy or inaccuracy of previous projections in this regard and the reasons for delays.

Dot, page 7

9.   We note that you revised your disclosure that your product was sold in the stores identified to indicate that the sales occurred in the past. With a view toward clarifying this change, please tell us when and why your relationship with each of the identified stores ended.

Lucy, page 8

10.   We note your revised disclosure in response to prior comment 12. Please revise to disclose when you received the funding and to indicate whether the agreement remains in force.

11.   Please reconcile your disclosure here that you retained all of the intellectual property with section 5 of exhibit 10.7.

Major Customers, page 10

12.   We note your response to prior comment 19. Given your disclosure on page F-21, please provide us your analysis of whether you must clarify which of your customers was your largest customer for investors to adequately understand you dependence on the identified customers.

13.   Please expand your response to prior comment 20 to tell us:
        • which exhibit represents your agreement with the Apple distributor.
        • why you gave not filed the first amendment to the Teachscape agreement.
        • where you have disclosed the material terms of the agreements, including the scope, duration and termination provisions, and the intellectual property license you received.

Distribution, page 11

14.   Please disclose when your distribution agreement with Teachscape expires or may be terminated.

Intellectual Property, page 11

15.   Please expand the disclosure provided in response to prior comment 14 to clarify the scope of your granted patents. For example, does the patent address the appearance of your product or a specific function of the product? If a function is protected, please disclose the scope of that protection in a manner that is understandable to investors.

We may need additional equity or debt financing, page 14

16.   Please reconcile the uncertainty about the need for financing described here with your statement on page 34 that you will need to obtain financing. In this regard, please include in the caption of an appropriately explained risk factor a reference to your auditor's statement about the substantial doubt about your ability to continue as a going concern.

We may not be able to protect the security and privacy, page 19

17.   From your disclosure in this risk factor and the next factor it is unclear whether you believe you currently comply with applicable laws and regulations. If the risk arises only from potential future changes in the law or future changes in the interpretation of the law, please revise to clarify. In this regard, please provide us the date and nature of the consent orders that you mention in the next risk factor.

We face potential restrictions, page 23

18.   Please revise this section to reflect the last sentence of your disclosure under "Rule 144" on page 45. In this regard, we note that you have not filed a Form 8-K on January 13, 2014 as suggested by the last sentence of your "Rule 144" disclosure on page 45; please revise.

If we are unable to maintain effective, page 24

19.   If you believe that your current controls are ineffective, please revise this risk factor to clarify. In this regard, please clarify in an appropriate risk factor the extent to which your required filings have historically been and are delinquent.

Cautionary Language, page 26

20.   Please do not invoke a statutory safe harbor that is not applicable to penny stock issuers.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

21.   Please provide us your analysis of the extent to which the Lionsgate engagement that you mention on page 8 will cause futures revenues and expenses to vary from the historic results that you disclose in this section. If the engagement is immaterial, please tell us how you believe investors can determine such immateriality from your disclosure.

Net Sales, page 30

22.   Please clarify your statement about "market dynamics." Do you mean that a competitor introduced a product with more features or at a lower price? Do you mean that your sales are reliant on repeat customers who are requiring updates?

23.   Please revise references to your Lucy product to clarify whether you are addressing the Lucy or Lucy S products mentioned on page 6.

24.   With a view toward clarifying your reference to the large outstanding order, please tell us:
    - the dollar amount of the order,
    - whether the order is cancellable, and
    - when you will fill the order.

Directors and Executive Officers…, page 36

25.   We refer to prior comment 27. Please revise your disclosure to clarify which senior management positions Mr. Glasse held at Teachscape and the dates of his employment with that company.

26.   We note your disclosure that Mr. Clark held "various senior financial positions" at KIT digital, Inc. Please revise to identify these positions and, if applicable, provide disclosure concerning bankruptcy filings pursuant to Regulation S-K, Item 401(f)(1). Please also provide the names and principal businesses of the companies that employed him from September 2013 to April 2014.

27.   Please tell us which of the companies that you associate with Dr. Sherman are the two companies that you believe are publicly held according to your disclosure on page 2. If one of the companies has had its Exchange Act registration revoked, please say so clearly to balance your disclosure.

Outstanding Equity Awards…, page 41

28.   We note your response to prior comment 31; however, it is unclear how you addressed the disclosure requirements in Regulation S-K Item 402(o)(4) and instruction 1 to Item 402(n)(2)(v). Please advise.

29.   Please expand the disclosure added in response to prior comment 32 to provide all relevant columns in the table required by Regulation S-K Item 402(p).

Grants of Plan-Based Awards in 2013 and 2012, page 41

30.   Your disclosure on this page indicates that there were option grants in 2012 and 2013 and several sentences later indicates that there were no option grants in 2012 and 2013. Please clarify. In this regard, if you are intending to say that investors hold options to acquire ownership interests in your subsidiary, please tell us the extent of the ownership that could be acquired by these investors and whether those investors are related parties of the registrant. If the outstanding options in the subsidiary were or will be converted

into securities of the registrant in connection with the merger, please disclose the terms of the conversion.

Certain Relationships…, page 43

31.   Please provide us your analysis of why disclosure regarding the post-merger sale of your pre-merger business to your former CEO is not required pursuant to Regulation S-K, Item 404. Include in your response the number of your shares that your former CEO held before he purchased your pre-merger business.

Description of Securities, page 43

32.   Please revise to disclose the lock-up agreement reflected in section 4.9 of the Agreement and Plan of Merger and identify the 10% holders impacted by this provision.

33.   Please expand your response to prior comment 26 to tell us how you addressed the disclosure required by Regulation S-K Item 201(a)(2)(i) as it applies to the convertible notes. From page F-16, it appears that some of the convertible notes might have survived the merger.

34.   Your reference to exhibit 3.2 in the exhibit index to this filing suggests that you have included with this filing a Certificate of Designations of preferred stock; however, that exhibit is not included with this filing. Please clarify, and provide the disclosure required by Regulation S-K Item 202(a)(4).

Rule 144, page 45

35.   Please tell us how the "public float" figure disclosed in this section is consistent with the figure reflected in section 3.4 of the Agreement and Plan of Merger. Also provide us your analysis of when shares held by (1) your current affiliates and (2) your former CEO can be sold pursuant to Rule 144.

Unregistered Sales of Equity Securities, page 47

36.   Please revise your disclosure to state briefly the facts relied upon to make the claimed exemption from registration under the Securities Act available. Also, please tell us when you filed the Form D related to each transaction that you disclose was exempt per Regulation D.

Departure of Directors, page 49

37.   Please update the last clause of your response to prior comment 35. In your response please tell us about all hurdles that remain until you can complete the filings, and when and how you attempted to overcome those hurdles.

Exhibits

38.   Please refile exhibits 10.2, 10.6 and 10.13 so that they are complete, including all exhibits, annexes, appendices and other attachments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton at (202) 551-3626 or Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Spencer G. Feldman, Esq.
                Olshan Frome Wolosky, LLP